KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	8,924
Receivable from clearing organization		904,037
Receivable from related entities		5,827,557
Total assets	$	6,740,518
Liabilities and member's equity		
Accounts payable	$	2,000
Other accrued expenses		131,316
Payable to related entities		148,949
Total liabilities		282,265
Member's equity		6,458,253
Total liabilities and member's equity	$	6,740,518

See notes to financial statements and report of independent registered public accounting firm.